

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 31, 2014

<u>Via E-mail</u>
Mr. Andrew Marsh
Chief Executive Officer
Plug Power Inc.
968 Albany Shaker Road
Latham, New York 12110

      RE: **Plug Power Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2013
               Filed March 31, 2014
               File No. 001-34392

Dear Mr. Marsh:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventory, page F-9

1.   Please tell us the cost basis for stating your inventories (for example, FIFO). In future filings please provide the disclosure required by FASB ASC 330-10-50-1. Refer to FASB ASC 330-10-30-9.

Note 5. Redeemable Preferred Stock, page F-17

2.   We note that the Series C redeemable preferred stock has weighted-average anti-dilution protection. Please explain to us your analysis under U.S. GAAP in determining the accounting for the redeemable preferred stock, including this term.

Note 14. Fair Value Measurements, page F-23

3.   We note that the company accounts for its warrants as liabilities and values them at fair value using the Black-Scholes valuation method. In Note 4 you disclose that the warrants include weighted-average anti-dilution provisions in the event you issue additional shares of common stock. Please tell us about your consideration of how your valuation method considers this term of the warrants in determining fair value.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc: Gerard L. Conway, Jr., General Counsel